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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Semiconductor Manufacturing International Corporation
(Name of Issuer)
American Depository Shares Representing Ordinary Shares
(Title of Class of Securities)
81663N206
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	81663N206	Page	2	of	8

1	NAMES OF REPORTING PERSONS: Motorola, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		Not applicable

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		Not applicable

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		Not applicable

WITH:	8	SHARED DISPOSITIVE POWER:

Not applicable

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

Not applicable

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	81663N206	Page	3	of	8

1	NAMES OF REPORTING PERSONS: Motorola Asia Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Hong Kong

	5	SOLE VOTING POWER:

NUMBER OF		Not applicable

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		Not applicable

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		Not applicable

WITH:	8	SHARED DISPOSITIVE POWER:

Not applicable

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Not applicable

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

Not applicable

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	81663N206	Page	4	of	8

1	NAMES OF REPORTING PERSONS: Motorola (China) Investment Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	People’s Republic of China

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		Not applicable

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		Not applicable

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	Not applicable

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	Not applicable

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	81663N206	Page	5	of	8

1	NAMES OF REPORTING PERSONS: Motorola (China) Electronics Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

People’s Republic of China

	5	SOLE VOTING POWER:

NUMBER OF		Not applicable

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		Not applicable

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		Not applicable

WITH:	8	SHARED DISPOSITIVE POWER:

Not applicable

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Not applicable

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

Not applicable

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

Item 1.
(a)	Name of Issuer
Semiconductor Manufacturing International Corporation
(b)	Address of Issuer’s Principal Executive Offices
18 Zhangjiang Road
Pudong New Area
Shanghai 201203
People’s Republic of China
Item 2.
(a)	Name of Person Filing
The name of the persons filing this statement (the “Reporting Persons”) are as follows:
Motorola, Inc.
Motorola Asia Limited
Motorola (China) Investment Limited
Motorola (China) Electronics Limited
(b)	Address of Principal Business Office or, if one, Residence
Motorola, Inc.
1303 East Algonquin Road
Schaumburg, IL 60196
Motorola Asia Limited
Silicon Harbour Center
2 Dai King Street
Tai Po, N.T.
Hong Kong
Motorola (China) Investment Limited
#108 Jian Guo Lu
Chaoyang District
Beijing 100022
People’s Republic of China
Motorola China Electronics Limited
#108 Jian Guo Lu
Chaoyang District
Beijing 100022
People’s Republic of China
(c)	Citizenship
Motorola, Inc. is a Delaware corporation. Motorola (Asia) Limited is a limited liability company organized under the laws of Hong Kong. Motorola (China) Investment Limited is a company organized under the laws of the People’s Republic of China. Motorola (China) Electronics Limited is a wholly foreign-owned enterprise formed in the Tianjin Economic Technological Development Area in Tianjin, China, in accordance with the laws of the People’s Republic of China.
(d)	Title of Class of Securities
American Depositary Shares, each representing 50 ordinary shares, par value US$0.0004 per share
(e)	CUSIP Number
81663N206

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4. Ownership.
Not applicable
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of Group
Not applicable.
Item 10. Certification
Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2006	MOTOROLA, INC.
	By:	/s/ Carol H. Forsyte
		Name:	Carol H. Forsyte
		Title:	Vice President, Corporate and Securities Law Department

Dated: February 9, 2006	MOTOROLA ASIA LIMITED (HONG KONG)
	By:	/s/ Edward J. Hughes
		Name:	Edward J. Hughes
		Title:	Director

Dated: February 9, 2006	MOTOROLA (CHINA) INVESTMENT LIMITED
	By:	/s/ Edward J. Hughes
		Name:	Edward J. Hughes
		Title:	Director

Dated: February 9, 2006	MOTOROLA (CHINA) ELECTRONICS LIMITED
	By:	/s/ Edward J. Hughes
		Name:	Edward J. Hughes
		Title:	Director

JOINT FILING STATEMENT
Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of each of us.

Dated: February 9, 2006	MOTOROLA, INC.
	By:	/s/ Carol H. Forsyte
		Name:	Carol H. Forsyte
		Title:	Vice President, Corporate and Securities Law Department

Dated: February 9, 2006	MOTOROLA ASIA LIMITED (HONG KONG)
	By:	/s/ Edward J. Hughes
		Name:	Edward J. Hughes
		Title:	Director

Dated: February 9, 2006	MOTOROLA (CHINA) INVESTMENT LIMITED
	By:	/s/ Edward J. Hughes
		Name:	Edward J. Hughes
		Title:	Director

Dated: February 9, 2006	MOTOROLA (CHINA) ELECTRONICS LIMITED
	By:	/s/ Edward J. Hughes
		Name:	Edward J. Hughes
		Title:	Director